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                                                                          EX-8.1

         OPINION OF MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

                                 September 7, 2001

Ergo Science Corporation
790 Turnpike Street
North Andover, MA 01845

Gentlemen:

    We have acted as counsel for Ergo Science Corporation, a Delaware corporation (the "Company"), in connection with the proposed merger of the Company with and into ESC Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (the "Subsidiary"; the Company and the Subsidiary being hereinafter sometimes referred to collectively as the "Parties"). You have requested our opinion concerning certain United States federal income tax consequences of the proposed merger of the Company with and into the Subsidiary, with the Subsidiary being the surviving corporation in the merger (the "Merger").

    In connection with this opinion, we have reviewed such documents as we have found necessary or appropriate, including, without limitation, the Registration Statement on Form S-4 filed on September 7, 2001 with the U.S. Securities and Exchange Commission (the "Registration Statement"), and related documents pertaining to the Merger. In expressing our opinion, we are relying upon, and the opinion stated in this letter is based upon, the information and representations contained in the documents provided to us by the Parties and the information and representations provided in our discussions with representatives of the Parties. We assume that the documents and information provided to us present an accurate and complete description of all of the facts relevant to the Merger and that the Merger occurs in the manner and as described in the Registration Statement, the related documents pertaining to the Merger and the representations furnished to us by the Parties in documents and discussions. We also assume that the required stockholder approval is obtained prior to the effective time of the Merger. Finally, we assume that the Merger will be reported by each of the Company and the Subsidiary on their respective federal income tax returns in a manner consistent with the opinion set forth below.

    Based upon the foregoing, and subject to all the qualifications, limitations, and assumptions set forth herein, the Merger will constitute a "reorganization" for federal income tax purposes within the meaning of
Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that accordingly:

        (i) The holders of shares of the Company's common stock will recognize no gain or loss upon the receipt of shares of the Subsidiary's common stock in exchange for their shares of Company common stock, excluding the effect of cash received in exchange for fractional shares;

        (ii) The holders of shares of the Company's common stock will have an initial tax basis in shares of the Subsidiary's common stock received that is the same as their adjusted tax basis in shares of Company common stock exchanged therefor;

       (iii) The holders of shares of the Company's common stock will have a holding period for shares of the Subsidiary's common stock received that includes their holding period for their shares of Company common stock exchanged therefor;

        (iv) To the extent that they receive cash in exchange for fractional shares, the holders of shares of the Company's common stock immediately prior to the Merger will recognize gain or loss equal to the difference between their basis in such fractional shares and the amount of cash received with respect to such fractional shares;
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        (v) The Company and the Subsidiary will not recognize any taxable gain or loss as a result of the Merger; and

        (vi) Neither the Merger nor the adoption of the transfer restrictions with respect to the Subsidiary's common stock, by themselves, will impair the ability of the Subsidiary, the Company and other members of their affiliated group that file a consolidated federal income tax return to utilize the Company's federal tax net operating loss carryforwards, federal investment tax credit carryforwards and other material federal tax benefits.

    It is possible that the Internal Revenue Service may take positions contrary to the conclusions expressed herein, and there is a risk that such positions might ultimately be sustained by the courts. Our opinion is not binding on the Internal Revenue Service or the courts. Our opinion represents our best judgment and should not be construed as a guarantee of ultimate results.

    The opinion set forth herein is based on our interpretation of the applicable provisions of the Code, the Income Tax Regulations promulgated thereunder (the "Regulations"), and administrative and judicial interpretations of the Code and the Regulations, all as currently in effect. Any of these could change, and any such change could require a conclusion different from the opinion expressed herein. We do not hereby undertake to advise you as to any future changes in the Code, the Regulations, or administrative or judicial interpretations that may affect our opinion.

    This opinion does not address all aspects of federal income taxation that may be relevant to a particular stockholder or to certain types of stockholders that are subject to special treatment under the federal income tax laws, such as banks, insurance companies, tax-exempt organizations, dealers in securities, stockholders who received shares of the Company's common stock as compensation or upon the exercise of options received as compensation, stockholders who hold shares of the Company's common stock as part of a hedge, straddle or conversion transaction, or foreign taxpayers, nor does this opinion address state, local or foreign tax laws. Furthermore, this opinion relates only to the stockholders who hold shares of the Company's common stock and, after the Merger, shares of the Subsidiary's common stock as a capital asset.

    We hereby consent to the filing of this opinion as an exhibit to the Registration Statement on Form S-4 and the reference to us under the caption "Federal Income Tax Consequences" in the Prospectus/Proxy Statement included in the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of person whose consent is required under Section 7 of the Securities Act of 1933, as amended.

    This opinion is being delivered to you in our capacity as counsel for the Company. This opinion is solely for the benefit of the Company, the Subsidiary, and the stockholders of the Company and may not be used or relied upon by any other person.

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                                       Very truly yours,

                                       /s/ MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.
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                                       MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.
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